Mail Stop 4561

October 12, 2007

Joseph P. Coschera
Chief Executive Officer
Information Systems Associates, Inc.
2120 SW Danforth Circle
Palm City FL 34990

>   **Re: Information Systems Associates, Inc.**
>   **Amendment No. 2 to Form SB-2**
>   **Filed on September 17, 2007**
>   **File No. 333-142429**

Dear Mr. Coschera:

We have reviewed your response and your amended filing and have the following comments.

General

1. Please refer to prior comment 1 of our letter dated August 8, 2007. With respect to that portion of the comment relating to VAR relationships, you filed a subcontracting agreement with Aperture as exhibit 10.8 to the registration statement. Please ensure that you provide a materially complete description of your relationship with Aperture, including a discussion of the various services that you provide pursuant to this contract. We also suggest that you clarify in your exhibit index and elsewhere as appropriate that the VAR agreement and the subcontracting agreement are one in the same. In addition, we note that you added disclosure regarding your relationship with Comcast Communications, a 41.39% customer at June 30, 2007, but you have not filed your agreement with Comcast as an exhibit pursuant to Item 601(b)(10) of Regulation S-B. Please advise. Please also advise as to why you do not list this entity on page 30.

Selling Security Holders, page 15

2. Please ensure that the column entitled "Amount Owned After the Offering" specifies the number of securities to be held by the listed selling security holder assuming completion of the offering.

Business

Customers, page 30

3. Please refer to prior comment 16 of our letter dated August 8, 2007. We note your revised disclosure, however you have not provided us with an analysis as to the nature of the relationship between Northrop Grumman and you. Do you have a master agreement with Northrop? What is the nature of the maintenance agreement that will terminate December 31, 2007?

Financial Statements

Note A – Summary of Significant Accounting Policies

Business Activity, page 62

4. You disclose that, effective April 1, 2007, the insurance business was separated from the Company. Please explain your reference to "separated." In this regard, please tell us whether the insurance business was sold or discontinued. As part of your response, please tell us how you accounted for the separation and tell us how you considered the guidance in SFAS 144.

Revenue Recognition, page 62

5. Note that if an arrangement includes a combination of software, installation or maintenance services the arrangement would be considered a multiple-element arrangement. Therefore, please tell us how you have considered the guidance in SAB 104 and EITF 00-21 and revise your disclosures accordingly.

Share-Based Payments, page 64

6. We reissue comment number 24 because your reference to fair market value "according to the audit" does not provide us with any substantive information. Please tell us why it was appropriate to consistently value shares issued for services at the low end of the range that you have sold your stock. In this regard, we note that the fair value of shares issued for services was $0.05 when the indicated range was as high as $0.25. Also, please tell us where you have included detailed information regarding these transactions within your audited financial statements. Your current disclosures regarding these transactions are general in nature.

7. Your response to prior comment number 25 indicates that you have revised your disclosures however we are unable to locate such revisions. Please revise your disclosures on page 51 and 64 accordingly.

You may contact Christine Davis at 202-551-3408 or Mark Kronforst, Accounting Branch Chief, at 202-551-3451 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to me at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 772-286-3031
        Information Systems Associates, Inc.